Rain Oncology Inc SC TO-T

Exhibit 107

Calculation of Filing Fee Table

SCHEDULE TO-T

(Rule 14d-100)

Rain Oncology Inc.

(Name of Subject Company - Issuer)

WK Merger Sub, Inc.,

a wholly owned subsidiary of

Pathos AI, Inc.

(Names of Filing Persons - Offerors)

Table 1: Transaction Valuation

	Transaction Value	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$44,036,913.03	0.00014760	$6,499.85
Fees Previously Paid			$0.00
Total Transaction Valuation	$44,036,913.03
Total Fees Due for Filing			$6,499.85
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$6,499.85

(1)	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (a) the product of (i) $1.21 (the “Offer Consideration”), which is the average of the high and low prices of Rain Oncology Inc. (“Rain”) common stock, par value $0.001 per share (each such share, a “Share”), reported by the Nasdaq Global Select Market on December 20, 2023, and (ii) 36,384,709 Shares issued and outstanding and (b) the product of (i) 9,434 Shares issuable pursuant to outstanding restricted stock units and (ii) the Offer Price. The calculation of the filing fee is based on information provided by Rain as of December 19, 2023.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2024, effective October 1, 2023, by multiplying the transaction value by 0.00014760.